Exhibit 99.1

News Release 2016-23

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces First Quarter 2016 Results

•	First quarter revenue of $552.6 million

•	First quarter net income attributable to Intelsat S.A. of $15.3 million

•	$9.3 billion contracted backlog provides visibility for future revenue and cash flow

•	Intelsat EpicNG satellite era begins, Intelsat 29e enters service

•	Intelsat confirms repayment by Intelsat Jackson of Intercompany Loan

•	Intelsat reaffirms 2016 Guidance

Luxembourg, 28 April 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced financial results for the three months ended March 31, 2016.

Intelsat reported total revenue of $552.6 million for the three months ended March 31, 2016. Net income attributable to Intelsat S.A. was $15.3 million, or $0.13 per share on a diluted basis for the three months ended March 31, 2016. The company reported that adjusted net income per diluted common share1 was $0.31 for the same period.

Intelsat reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $407.5 million and Adjusted EBITDA1 of $417.7 million, or 76 percent of revenue for the three months ended March 31, 2016.

Intelsat Chief Executive Officer, Stephen Spengler said, “The Intelsat 29e spacecraft, after undergoing comprehensive in-orbit testing, arrived on station several weeks ago. We are pleased to report that the performance is surpassing our design objectives. The tests demonstrate improved throughput on current generation platforms, delivering immediate efficiency benefits to our customers. Tests on next generation networking platforms indicate throughput improvements of up to 2.5 times above the efficiency of wide beam capacity and current platforms, demonstrating the increased value of Intelsat EpicNG SM. The performance, improved economics and simple access of Intelsat EpicNG targets higher volume applications than are served by the satellite sector today, including private enterprise networks, wireless infrastructure, government and mobility. We continue with the development of our Intelsat EpicNG managed service offerings, known as IntelsatOne® Flex, for the mobility and enterprise sectors, to make it easier to incorporate high throughput satellite services into the rapidly expanding global operations of our customers.

“With $553 million in revenue and $418 million in Adjusted EBITDA, our first quarter financial results, as well as our operational progress in the period, support our objectives for 2016,” continued Mr. Spengler. “Performance by customer set reflects a continuation of trends that began in the second half of 2015; these trends should begin to be offset as our new capacity enters service over the balance of this year. To that end, our launch and in-service timelines remain largely on track, with a short in-service delay of three weeks for our Intelsat 31 satellite program.”

Mr. Spengler added, “Our backlog continues to provide the visibility into future revenue and cash flows that allows us to invest in our fleet and pursue our long-term business strategy. Backlog at March 31, 2016 was $9.3 billion, over four times annual revenue.”

First Quarter 2016 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network Services revenue was $227.7 million (or 41 percent of Intelsat’s total revenue) for the three months ended March 31, 2016, a decrease of 18 percent compared to the three months ended March 31, 2015.

Media

Media revenue was $212.1 million (or 38 percent of Intelsat’s total revenue) for the three months ended March 31, 2016, a decrease of 6 percent compared to the three months ended March 31, 2015.

Government

Government revenue was $103.5 million (or 19 percent of Intelsat’s total revenue) for the three months ended March 31, 2016, an increase of 9 percent compared to the three months ended March 31, 2015.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,125 station-kept transponders was 75 percent at March 31, 2016, a slight decrease compared to the average fill rate as of December 31, 2015. Because we will report our high throughput Intelsat EpicNG capacity separately, the station-kept count and fill rate reported above excludes the 250 units of high throughput capacity related to our first Intelsat EpicNG satellite, Intelsat 29e, which entered service late in the first quarter.

Satellite Launches

Intelsat 29e, the first satellite of our next generation Intelsat EpicNG fleet, successfully entered into service at the end of March 2016. Currently, we have three other satellites scheduled to launch in 2016: Intelsat 31 is now scheduled to launch on May 28, 2016, revising its in-service date to early 3Q16. Intelsat 36 and Intelsat 33e are scheduled to launch in the third quarter of 2016. Now that Intelsat 29e is in service, we currently have seven satellite programs in the development and design phase that are covered by our capital expenditure program. In addition, we have two custom payloads being built on third-party owned satellites, to be known as Intelsat 32e and Intelsat 38, which will not require capital expenditure. Intelsat 32e is currently scheduled to launch in the first quarter of 2017, and a launch date for Intelsat 38 is forthcoming. In addition, we have started work on our joint venture satellite, Horizons 3e, which was announced in the fourth quarter of 2015.

Contracted Backlog

At March 31, 2016, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.3 billion, as compared to $9.4 billion at December 31, 2015. The balance of backlog reflects lower overall net new contracts.

Capital Structure Updates and Debt Transactions

On March 29, 2016, our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), completed an offering of $1.25 billion aggregate principal amount of 8.0% Senior Secured Notes due 2024. The net proceeds from this offering have been, and are expected to be, used for general corporate purposes, which may include repayment of indebtedness, capital expenditures and working capital and to pay fees and expenses related to the offering. A portion of the net proceeds was used to prepay in full all remaining outstanding amounts under the Intercompany Loan described below.

During the third quarter of 2015, Intelsat Jackson declared and paid a dividend of $360 million in cash to its parent, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. During the first quarter of 2016, Intelsat Jackson prepaid in full all remaining outstanding amounts under the Intercompany Loan.

As of March 31, 2016, Intelsat Jackson had $436.5 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants of its other debt agreements. As a result of the completion of the $1.25 billion senior secured note offering of Intelsat Jackson on March 29, 2016, the company currently does not have access to the undrawn capacity under the revolving credit facility, and instead has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March offering.

We currently expect that during the course of the second quarter of 2016, the same subsidiaries of Intelsat Jackson that currently guarantee its obligations under Intelsat Jackson’s secured credit facility will issue guarantees of the indebtedness under the indenture governing Intelsat Jackson’s 6 5/8% Senior Notes due 2022.

Financial Results for the Three Months Ended March 31, 2016

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenue reported a decline of $58.2 million, or 11 percent, to $493.8 million as compared to the three months ended March 31, 2015:

•	Transponder services reported a decline of $50.8 million, primarily due to a $39.9 million decrease in revenue from network services customers, together with an $11.0 million decline from media customers. The network services decline was mainly due to non-renewals and

3

renewal pricing at lower rates for enterprise and wireless infrastructure services, together with reduced volumes from non-renewals of point-to-point connectivity, which is shifting to fiber alternatives. The media decrease resulted primarily from lower volumes due to certain North American customers migrating to new compression standards and a single format. The aggregate decrease also reflects $3.3 million in currency-related reductions of our contracts in Brazil and Russia across our network services and media businesses. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services reported an increase of $1.8 million, largely due to an increase in revenue from network services customers using our broadband services for maritime applications and an increase in revenue from government customers for broadband solutions, partially offset by declines in revenues from network customers for trunking solutions and from media customers for managed video solutions.

•	Channel reported an aggregate decrease of $9.2 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend that we expect will continue for this legacy product, which is no longer actively marketed to our customers.

Total Off-Network and Other Revenue reported an aggregate increase of $8.5 million, or 17 percent, to $58.8 million as compared to the three months ended March 31, 2015:

•	Transponder, MSS and other off-network services reported an aggregate increase of $5.5 million, primarily due to increases in services for government applications, largely related to non-recurring sales of customer premises equipment.

•	Satellite-related services reported an aggregate increase of $3.0 million, primarily due to increased revenue from support for third-party satellites and other services.

For the three months ended March 31, 2016, changes in operating expenses, interest expense, net, and other significant income-statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) increased by $4.0 million, or 5 percent, to $87.5 million, as compared to the three months ended March 31, 2015. This reflects an increase of $5.8 million largely due to higher cost of sales for customer premises equipment relating to our government customer set, partially offset by declines in cost of Fixed Satellite Services (“FSS”) capacity purchased in support of our government business, and a decrease of $1.8 million in pension expenses.

Selling, general and administrative expenses increased by $2.5 million, or 4 percent, to $57.1 million, as compared to the three months ended March 31, 2015, primarily due to $2.0 million in development expense related to our antenna innovation initiatives.

Depreciation and amortization expense decreased by $2.5 million, or 1 percent, to $168.9 million, as compared to the three months ended March 31, 2015, primarily related to a decrease of $3.4 million in depreciation expense due to the timing of certain satellites and ground equipment becoming fully depreciated, together with $2.9 million in amortization expense due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time. The declines were partially offset by an increase of $3.3 million in depreciation expense resulting from the impact of a satellite placed in service during 2015.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $9.1 million, or 4 percent, to $216.9 million for the three months ended March 31, 2016, as compared to $226.0 million for the three months ended March 31, 2015.

The decrease in interest expense, net was principally due to a decrease of $8.4 million resulting from higher capitalized interest of $27.1 million for the three months ended March 31, 2016 as compared to $18.7 million for the three months ended March 31, 2015, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $5.1 million for the three months ended March 31, 2016, due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Provision for income taxes was $5.4 million for the three months ended March 31, 2016, as compared to $7.5 million for the three months ended March 31, 2015. The difference was principally due to lower income in our U.S. subsidiaries for the three months ended March 31, 2016. Cash paid for income taxes, net of refunds, totaled $11.6 million for the three months ended March 31, 2016, compared to $14.1 million for the three months ended March 31, 2015.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A. and Adjusted Net Income per Diluted Common Share attributable to Intelsat S.A.

EBITDA was $407.5 million for the three months ended March 31, 2016, compared to $460.5 million for the same period in 2015.

Adjusted EBITDA was $417.7 million for the three months ended March 31, 2016, or 76 percent of revenue, compared to $470.5 million, or 78 percent of revenue, for the same period in 2015.

Net income attributable to Intelsat S.A. was $15.3 million for the three months ended March 31, 2016, compared to $54.7 million for the same period in 2015.

Net income per diluted common share attributable to Intelsat S.A. was $0.13 for the three months ended March 31, 2016, compared to $0.47 per diluted common share for the same period in 2015.

Adjusted net income per diluted common share attributable to Intelsat S.A. was $0.31 for the three months ended March 31, 2016, compared to $0.69 adjusted net income per diluted common share for the same period in 2015.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set
	Three Months Ended March 31,		Three Months Ended March 31,
	2015		2016

Network Services	$276,638	46%	$227,687	41%
Media	224,776	37%	212,138	38%
Government	94,840	16%	103,532	19%
Other	6,052	1%	9,286	2%

	$602,306	100%	$552,643	100%

By Service Type
	Three Months Ended March 31,		Three Months Ended March 31,
	2015		2016
On-Network Revenues
Transponder services	$441,174	73%	$390,374	71%
Managed services	98,784	16%	100,614	18%
Channel	12,048	2%	2,837	1%

Total on-network revenues	552,006	92%	493,825	89%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	40,725	7%	46,217	8%
Satellite-related services	9,575	2%	12,601	2%

Total off-network and other revenues	50,300	8%	58,818	11%

Total	$602,306	100%	$552,643	100%

Free Cash Flow from Operations

Free cash flow from operations1was $126.0 million for the three months ended March 31, 2016. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended March 31, 2016, was $227.2 million.

Financial Outlook 2016

Today, Intelsat reaffirmed in all material respects its 2016 financial outlook previously provided on February 22, 2016, in which the company expects the following:

Revenue: Intelsat forecasts full year 2016 revenue of $2.14 billion to $2.20 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2016 to be in a range of $1.625 billion to $1.675 billion.

Capital Expenditures: Intelsat issued its 2016 capital expenditure guidance for the three calendar years 2016 through 2018 (the “Guidance Period”).

We expect the following capital expenditures ranges, all of which are consistent with prior guidance:

•	2016: $725 million to $800 million;

•	2017: $625 million to $700 million; and

•	2018: $425 million to $525 million.

Capital expenditure guidance for 2016 through 2018 assumes investment in ten satellites in the manufacturing and design phase, or recently launched, during the Guidance Period. In addition, we have capacity on three other satellites in development, including custom payloads being built for us on two third-party satellites, that will not require capital expenditure, as well as our Horizons 3e joint venture, which is building a satellite for the Asia-Pacific region. Following the successful entry into service of Intelsat 29e in March 2016, we plan to launch three more satellites in 2016, two satellites in 2017 and one satellite in 2018, and will continue work on three remaining satellites for which construction will extend beyond the Guidance Period.

We are scheduled to launch three more of our new Intelsat EpicNG high throughput satellites during the Guidance Period, as well as our Intelsat 32e payload and the Horizons 3e satellite, increasing our total transmission capacity. By the conclusion of the Guidance Period at the end of 2018, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 10 percent as a result of the satellites entering service during the Guidance Period.

Our capital expenditures guidance includes capitalized interest.

Cash Taxes: Annual 2016 cash taxes are expected to total approximately $30 million to $35 million.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations, Adjusted net income per diluted common share and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S.GAAP financial measures to comparable U.S. GAAP financial measures.

Q1 2016 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Thursday, April 28, 2016 to discuss the company’s financial results for the quarter ended March 31, 2016. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial + 1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 85845192. Participants will have access to a replay of the conference call through May 5, 2016. The replay number for North America is +1 855-859-2056, and for all other locations it is +1 404-537-3406. The participant pass code for the replay is 85845192.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS of OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Revenue	$602,306	$552,643
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	83,467	87,460
Selling, general and administrative	54,672	57,130
Depreciation and amortization	171,405	168,880

Total operating expenses	309,544	313,470

Income from operations	292,762	239,173
Interest expense, net	225,974	216,910
Other expense, net	(3,638)	(582)

Income before income taxes	63,150	21,681
Provision for income taxes	7,485	5,389

Net income	55,665	16,292
Net income attributable to noncontrolling interest	(948)	(966)

Net income attributable to Intelsat S.A.	$54,717	$15,326

Net income per common share attributable to Intelsat S.A.:
Basic	$0.51	$0.14
Diluted	$0.47	$0.13

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Net income	$55,665	$16,292
Add:
Interest expense, net	225,974	216,910
Provision for income taxes	7,485	5,389
Depreciation and amortization	171,405	168,880

EBITDA	$460,529	$407,471

EBITDA Margin	76%	74%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Net income	$55,665	$16,292
Add:
Interest expense, net	225,974	216,910
Provision for income taxes	7,485	5,389
Depreciation and amortization	171,405	168,880

EBITDA	460,529	407,471

Add:
Compensation and benefits	7,948	7,669

Non-recurring and other non-cash items	1,984	2,530

Adjusted EBITDA	$470,461	$417,670

Adjusted EBITDA Margin	78%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME per DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016

Numerator (in thousands):
Net income attributable to Intelsat S.A.	$54,717	$15,326
Add (Subtract):
Compensation and benefits (1)	7,948	7,669
Losses on derivative financial instruments (2)	1,649	13
Amortization (3)	15,054	12,123
Non-recurring and other non-cash items (4)	1,984	2,530
Income tax effect of adjustments above & other discrete tax items (5)	(186)	(736)

Adjusted net income attributable to Intelsat S.A.	$81,166	$36,925

Denominator (in millions):
Basic weighted average shares outstanding	106.9	107.8
Weighted average dilutive shares outstanding:
Preferred shares	9.6	9.6
Employee compensation related shares, including options and restricted share units	0.8	0.5

Adjusted diluted weighted average shares outstanding	117.3	117.9

Adjusted diluted net income per common share attributable to Intelsat S.A.	$0.69	$0.31

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(3)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities; expenses associated with the relocation of our government business subsidiary to our U.S. administrative headquarters facility in 2015; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases mainly in 2015; professional fees related to certain financing and balance sheet initiatives; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(5)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2015	As of March 31, 2016
		(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$171,541	$1,515,323
Receivables, net of allowance of $37,178 in 2015 and $39,722 in 2016	232,775	222,514
Prepaid expenses and other current assets	35,784	43,042

Total current assets	440,100	1,780,879
Satellites and other property and equipment, net	5,988,317	6,107,241
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	440,330	428,206
Other assets	311,316	320,018

Total assets	$12,253,590	$13,709,871

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$164,381	$161,129
Taxes payable	11,742	7,469
Employee related liabilities	35,361	27,968
Accrued interest payable	161,493	311,587
Deferred satellite performance incentives	19,411	21,196
Deferred revenue	108,779	161,522
Other current liabilities	63,275	60,731

Total current liabilities	564,442	751,602
Long-term debt, net of current portion	14,611,379	15,846,582
Deferred satellite performance incentives, net of current portion	162,177	188,196
Deferred revenue, net of current portion	1,010,242	983,639
Deferred income taxes	160,802	162,658
Accrued retirement benefits	195,385	192,972
Other long-term liabilities	169,516	182,486
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,076	1,080
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,133,891	2,141,423
Accumulated deficit	(6,706,128)	(6,690,802)
Accumulated other comprehensive loss	(78,439)	(77,868)

Total Intelsat S.A. shareholders’ deficit	(4,649,565)	(4,626,132)
Noncontrolling interest	29,212	27,868

Total liabilities and shareholders’ deficit	$12,253,590	$13,709,871

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2016
Cash flows from operating activities:
Net income	$55,665	$16,292
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,405	168,880
Provision for doubtful accounts	5,070	6,258
Foreign currency transaction (gain) loss	5,205	(1,710)
Share-based compensation	7,831	7,669
Deferred income taxes	900	(2,422)
Amortization of discount, premium, issuance costs and related costs	4,977	5,066
Unrealized gains on derivative financial instruments	(5,321)	(764)
Amortization of actuarial loss and prior service credits for retirement benefits	4,039	840
Other non-cash items	(27)	1,191
Changes in operating assets and liabilities:
Receivables	(1,902)	5,476
Prepaid expenses and other assets	(4,299)	(11,840)
Accounts payable and accrued liabilities	(25,967)	(15,046)
Accrued interest payable	149,675	150,094
Deferred revenue	22,679	25,477
Accrued retirement benefits	(6,118)	(2,413)
Other long-term liabilities	2,541	90

Net cash provided by operating activities	386,353	353,138

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(186,992)	(227,176)
Purchase of cost method investment	—	(4,000)
Other investing activities	5	(456)

Net cash used in investing activities	(186,987)	(231,632)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	1,250,000
Repayments of long-term debt	(49,000)	—
Debt issuance costs	—	(19,200)
Dividends paid to preferred shareholders	(2,480)	(2,480)
Principal payments on deferred satellite performance incentives	(5,260)	(3,971)
Dividends paid to noncontrolling interest	(1,938)	(2,310)
Other financing activities	96	—

Net cash provided by (used in) financing activities	(58,582)	1,222,039

Effect of exchange rate changes on cash and cash equivalents	(5,205)	237

Net change in cash and cash equivalents	135,579	1,343,782
Cash and cash equivalents, beginning of period	123,147	171,541

Cash and cash equivalents, end of period	$258,726	$1,515,323

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$76,758	$61,925
Income taxes paid, net of refunds	14,074	11,630
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$73,014	$98,090
Capitalization of deferred satellite performance incentives	—	31,600

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM OPERATIONS

($ in thousands)

	Three Months Ended March 31,	Three Months Ended March 31,
	2015	2016

Net cash provided by operating activities	$386,353	$353,138
Payments for satellites and other property and equipment (including capitalized interest)	(186,992)	(227,176)

Free cash flow from operations	$199,361	$125,962

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations is not a measure of financial performance under U.S. GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from operations as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows or as a measure of liquidity.